LEAD INVESTOR



Ray Shealy Managing Partner

We are investing in Univenture because of the 34-year history of successful innovation that has emerged from this team-oriented company. Univenture currently has three growth segments with unique sustainable advantages in specific consumer and industrial segments. In addition, Univenture has a partial and planned expansion of ownership in a potentially disruptive platform for therapeutics and agrochemical discovery called Biosortia Microbiomics. We like the upside potential of Univenture which is a stable and profitable company that is focused on accelerating growth through innovation and execution. Margaux Ventures invests in companies on a growth trajectory, typically based innovative technology and we have a solid history of founding and exiting companies, as well as supporting academic innovation and commercialization. Disclosure: Ray previously invested $50,000 in Biosortia Microbiomics (a company birthed and still partially owned by Univenture).

Invested $25,000 this round